FORM SB-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


BRANSON FOUNDATION FINANCIAL CAPITAL COMPANY
--------------------------------------------

INCORPORATED IN STATE OF MISSOURI, Primary Industry Class Code#  TIN: 43-1628350
---------------------------------

Address and Telephone number of principal executive offices and principal place of business:
574 STATE HIGHWAY 248, BRANSON  MO  65616     (417) 334-6271
------------------------------------------------------------

Agent for service:
TAMARA HASLAR, 574 STATE HIGHWAY 248, BRANSON  MO 65616 (417)334-3455
---------------------------------------------------------------------

Approximate date of proposed sale to the public January 1, 1998.
                                                ----------------

If any of the securities being registered on this Form are to offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following X.
                         ---

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered.  Pass through Mortgage Notes
Dollar Amount to be registered.                      $10,000,000
Proposed maximum offering price per unit.                 $1,000
Proposed maximum aggregate offering price.           $10,000,000
Amount of registration fee.                                $3030.31


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


The company choose to use disclosure Alternative 1.

                  BRANSON FOUNDATION FINANCIAL CAPITAL COMPANY
                  --------------------------------------------


Type of Securities offered:    Debt             Pass through Mortgages
Maximum number of securities offered:           $10,000,000.00
Minimum number of securities offered:           $ 1,000,000.00
Price per security:                             $     1,000.00
Total proceeds:   If maximum sold:              $10,000,000.00
                  If minimum sold:              $ 1,000,000.00

Is a commissioned selling agent selling the securities in the offering?
                                                     Yes  X  No
                                                 ---     ---

Is there other compensation to selling agent(s)?         Yes  X  No
                                                     ---     ---

Is there a finder's fee or similar payment to any person?      Yes   X No
                                                            ---     ---

Is there an escrow of proceeds until minimum is obtained?       Yes   X   No
                                                            ---      ---

Is this offering limited to members of a special group, such as employees of the Company or individuals?
                                                                Yes  X  No
                                                            ---     ---

Is transfer of the securities restricted?          Yes  X  No
                                               ---     ---

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFER OR THE TERMS OF THE OFFERING. NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company is currently conducting operations and did show a profit in the last fiscal year.

This offering has not been registered for offer and sale in any state.

                               TABLE OF CONTENTS

                                                                            Page

The Company................................................................... 3
Risk Factors.................................................................. 4
Business and Properties....................................................... 4
Offering Price Factors........................................................ 5
Use of Proceeds............................................................... 5
Capitalization................................................................ 6
Description of Securities..................................................... 7
Plan of Distribution.......................................................... 8
Dividends, Distribution and Redemption's...................................... 8
Officers and Key Personnel of the Company..................................... 9
Directors of the Company..................................................... 11
Principal Stockholders....................................................... 12
Management Relationships, Transactions and Remuneration...................... 13
Litigation................................................................... 14
Federal Tax Aspects.......................................................... 14
Miscellaneous Factors........................................................ 14
Financial Statements......................................................... 15
Management's Discussion and Analysis of Certain Relevant Factors............. 17


THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATION BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This  Offering   Circular,   together  with   Financial   Statements  and  other
Attachments, consists of a total of 18 pages.

                                  THE COMPANY

1.  Exact corporate name:                 Branson Foundation Financial Capital
                                          Company.

    The state of incorporation:           Missouri

    Date of incorporation:                April 5, 1993

    Street address of principal office:   574 State Highway 248,   Branson  MO
                                          65616

    Company Telephone Number:             (417) 334-6271

    Fiscal year:                          January 1

    Person(s) to contact at company with respect to offering:

    John C Tindel   (417) 967-3555    or     Becky L. Penrod   (417) 334-6271.

                                  RISK FACTORS

2. The factors which the company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances are as follows:
      A. The company will be investing its money in loans secured by first deeds of trust on real property. When making such loans there exists the possibility that borrowers may default on their obligation to pay the interest or principal of the loans when due, which interest and principal payments are the source of income to the company for purposes of paying the securities of the company to be issued.
      B. In the event of default on any of the loans made by the company, the underlying security may not be readily salable, and if sold, may not realize enough money to satisfy the secured debt.
      C. Borrowers from the company could become insolvent and file a petition in bankruptcy which could delay the company in foreclosing on the security for the loan.

    Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this offering Circular potential investors should keep in mind other possible risks that could be important.

                            BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:
      (a)The  business  of the  company is the making of loans  secured by first deeds of trust on real estate. There is no product or goods produced by the company. The only service of the company is the making of such loans and servicing them.
      (b). The company intends to offer to make loans to individuals or corporations known to the officers of the company to be in the market for such loans. The company does not expect to advertise the availability of such loans, but rather intends to seek out, through its officers, creditworthy projects and borrowers. As such loans are identified a sufficient amount of the securities of the company will be sold to fund the loan, so that the company will not be holding any significant amount of cash from such securities for more than a few days.
      (c). The company will be offering loans in competition with other lending institutions such as banks, mortgage companies, savings and loan associations and private lenders. The company intends to offer its loans at competitive interest rates and to keep loan closing costs as low as possible. Such low closing costs to borrowers will be a competitive advantage over most other lenders. Loans will also be offered on the basis of interest only payments with the entire balance coming due at a fixed time, a type of loan not readily available from other lenders. The company intends to offer loans in the Southern Missouri and Northern Arkansas geographic area where the company's office and officers are located.
      Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.
      (d). The marketing strategies of the company are to utilize the contacts and information of the company's officers to identify and evaluate prospective borrowers. Due to the considerable economic development taking place in the Southwest Missouri and Northern Arkansas area there is a continuing demand for real estate financing. The company does not need to nor expect to satisfy a significant part of the demand for real estate financing to be successful, since the company's securities will be sold only as satisfactory loans are identified. The company is presently servicing real estate loans and is profitable with a relatively small volume of such loans. The company has no customers which account for a major portion of the company's activities. There are no existing sales contracts.

      (e). There is no backlog of written firm orders at present nor was there a backlog at any prior time. The company does not expect any significant seasonal or cyclical pattern in its activities.

      (f). The company has no employees at present, nor does it anticipate having any employees within the next twelve months. All necessary services to the company will be supplied by officers and shareholders of the company either at no charge or on a fee-for-services basis.

      (g). The company neither owns nor leases any property. The office space for the company's operations is furnished free of charge by the principal shareholder of the company. The company does not intend to acquire any properties in the immediate future.

      (h). The company's operations do not depend upon patents, copyrights, trade secrets, know-how or other proprietary information, except for general information as to the making and securing of loans on real estate which is common to all real estate lending institutions. The company has no confidentiality agreements, covenants not to compete or license agreements. The company has no research or development expenditures.

      (i). The company's business is not subject to material regulation except that the company will, if required, be licensed by the State of Missouri as a Residential Mortgage Broker.

      (j).  The company has no subsidiaries.

      (k). There have been no material events in the development of the company during the past five years. There are no pending or anticipated mergers, acquisitions, spin-offs or recapitalizations.

4. (a) The company has been profitable since 1994 and during its last fiscal year, and there are no milestones or events which need to occur for the company to become profitable.

                             OFFERING PRICE FACTORS

5. The securities offered by the company are not common stock, no factors are relevant to the price at which the securities are being offered.

                                USE OF PROCEEDS

6. (a) The following table sets forth the use of the proceeds from this offering:

                                 If Minimum Sold         If Maximum Sold
                                     Amount                  Amount
                                       %                        %
      Total Proceeds               $1,000,000              $10,000,000
                                   ----------              -----------
                                          100%                     100%

      Commissions & Finders Fees   Not applicable          Not applicable

      Use of Net Proceeds
      First Mortgage               $1,000,000              $10,000,000
      --------------               ----------              -----------

      Total Use of Net Proceeds    $1,000,000              $10,000,000
                                   ----------              -----------

                                   $1,000,000              $10,000,000
                                   ----------              -----------
                                          100%                     100%

    Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

7. (a) No material amount of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.
      (b). No material part of the proceeds is to be used to discharge indebtedness.
      (c). No material amount of proceeds is to be used to acquire assets, other than in the ordinary course of the business of the company of making real estate loans. Such loans will be assets of the company. Loans may be made to officers, directors or principal stockholders of the company on the same terms and conditions as loans would be made to other persons.
      (d). No part of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or Moines loaned or advanced, or otherwise.

8. The company is not having and does not anticipate having within the next 12 months any cash flow or liquidity problems. It is not in default or in breach of any note, loan or other indebtedness or financing arrangement requiring the Company to make payments. None of the company's trade payables are unpaid. The company is not subject to any unsatisfied judgments, liens or settlement obligations.

9. Proceeds from this offering will satisfy the company's cash requirements for the next 12 months. It will not be necessary to raise additional funds, but in the event that the company wishes to expand its lending activity beyond the amount raised under this offering an additional offering may be made under a new registration.
Use of net proceeds: All of the net proceeds of this offering will be used to fund real estate loans secured by first deeds of trust. Any out-of-pocket expenses involved in funding such loans will be paid by the borrower.

                                 CAPITALIZATION

10. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect that sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:



                                                  As of:          Amount Outstanding As Adjusted

Debt                                            09/30/97          Minimum     Maximum
                                                --------          -------     -------
Short-term debt (average interest rate 8 %)     $ 360,000         $1,000,000  $10,000,000
                                                ---------         ----------  -----------
      Total debt                                $ 360,000         $           $
                                                ---------         ----------  -----------
Stockholders equity (deficit):

      Common stock - par or stated value        $  10,000         $   10,000  $    10,000
                                                ---------         ----------  -----------
Additional Paid in capital                      $   1,979         $    1,979  $     1,979
                                                ---------         ----------  -----------
Retained earnings (deficit)                     $-( 7,283)        $   12,717  $   192,717
                                                ---------         ----------  -----------
      Total stockholders equity (deficit)       $   4,696         $   24,696  $   204,696
                                                ---------         ----------  -----------
Total Capitalization                            $ 364,696         $1,024,696  $10,204,696
                                                ---------         ----------  -----------

There are 30,000 shares of common stock authorized with a par or stated value of $1.00 per share.

There are no shares of common stock in reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights.

                           DESCRIPTION OF SECURITIES

11. The securities being offered hereby are Notes or Debentures.

12. These securities have no cumulative voting rights, or other special voting rights; no preemptive rights to purchase in new issues of shares; no preference as to dividends or interest; no preference upon liquidation or other special rights or preferences.

13. These securities are not convertible.

14. (a) If securities are notes or other types of debt securities:

      (1) What is the interest rate? Variable rate determined as of date of sale and fixed thereafter, established at market competitive level on date of issue. Interest in paid monthly.

      (2) What is maturity date? Serial maturities of 6 months, 1 year, 3 years or 5 years from date of issue.

      (3) Is there a mandatory sinking fund?                   [ ] Yes   [X] No

      (4) Is there a trust indenture?                          [X] Yes   [ ] No

      Trustee:    Hiett Title Company, 211 N. Talcott, Mountain Grove, MO  65711
                  (417)926-6163

      (5) Are the securities callable or subject to redemption? [X] Yes [ ] No

      Payable at par on any monthly payment date.


      (6) Are the securities collateralized by real or personal property?
                                                                [X] Yes  [ ] No

      Secured by a pledge of a corresponding promissory note and first deed of trust on real estate.

      (7) These securities are not subordinated in right of payment of interest or principal.

      There is currently no outstanding indebtedness of the Company that is senior to the securities in right of payment of interest or principal.

      There is no other indebtedness that shares in right of payment on an equivalent (pari passu) basis.

      There is no indebtedness that is junior (subordinated) to the securities.

   (b) If notes or other types of debt securities are being offered and the Company has earnings during its last fiscal year show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

                                Last Fiscal Year
                                        Actual                 Pro Forma
                                                       Minimum           Maximum
            "Earnings"      =
            ----------
      "Fixed Charges"               1.0625             1.059             1.059


     Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

15. Securities are not Preference or Preferred stock:

16. Securities are not capital stock of any type.

17. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parentheses). This is not applicable for this offering.

                              PLAN OF DISTRIBUTION

18. There are no selling agents or finders for this offering :

19. There is no compensation to selling agents or finders, but selling agents are shareholders of the company and will participate in the profits of the company. The company will not indemnify the selling agents or finders against liabilities under the securities laws.

20. There is no material relationships between selling agents or finders and the Company or its management, because we have no selling agents or finders.

    Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

21. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:



Donald R. Penrod  PO Box 624        Branson   MO   65615          417-334-6271
Becky L. Penrod   PO Box 624        Branson   MO   65615          417-334-6271
Tamara L. Haslar  Rt 1  Box 285     Galena    MO   65656          417-334-6271
Perry A Edenburn  457 Quail Road    Branson   MO   65616          417-334-6271



                   DIVIDENDS, DISTRIBUTIONS AND REDEMPTION'S

22. The Company has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities:

                   OFFICERS AND KEY PERSONNEL OF THE COMPANY

23. Chief Executive Officer is Becky L Penrod , President/Chairman, age 34.

      Street Address: 574 State Hwy 248, Branson, MO  65616 Telephone No.:
( 417 ) 334-6271.

      Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
               Penrod Agency, Broker, 1988 to Present
               Foundation Financial, President, 1993 to Present

     Education: Gainesville High School, Graduated 1981. On-the-job training with Edward D. Jones & Co. as Branch Office Administrator (1981-1985), Operations Manager with Penrod and Company Financial Services, Inc.(1985-1993). Professional Courses / Seminars, Insurance (subject to competency testing and currency requirements).

     Becky L. Penrod is also a Director of the Company and approximately 30 hours per week will be spent on Company matters.

24. Chief Operating Officer is Tamara L. Haslar; age 30.

      Street Address: 574 State Hwy 248, Branson, MO  65616 Telephone No.:
( 417 ) 334-6271

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
               Penrod Financial Services, Vice President, CFO, 1989 to Present Penrod Agency, Inc, Vice President, CFO, 1988 to Present
               Penrod & Company,  Registered  Investment Advisor, Administrator
                 1986 to Present
               Foundation Financial , Inc,   Administrator/Accountant, 1993 to
                 Present.

     Education:   Galena High School; Graduated 1985.
                  Draughons Business College; Graduated 1986.
                  Professional Course Seminars in Securities, Taxes, Accounting,
                    Insurance
                  (subject to competency testing and currency requirements).

     Tamara L. Haslar is also a Director of the Company and approximately 10 hours per week will be spent on Company matters.

25. Chief Financial Officer is Tamara L. Haslar; age 30.

      Street Address: 574 State Hwy 248, Branson, MO  65616 Telephone No.:
( 417 ) 334-6271



     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
               Penrod Financial Services, Vice President, CFO, 1989 to Present Penrod Agency, Inc, Vice President, CFO, 1988 to Present
               Penrod & Company, Registered Investment Advisor,
                 Administrator 1986 to Present
               Foundation Financial , Inc,   Administrator/Accountant, 1993 to
                 Present.

     Education:   Galena High School; Graduated 1985.
                  Draughons Business College; Graduated 1986.
                  Professional Course Seminars in Securities, Taxes, Accounting,
                    Insurance
                  (subject to competency testing and currency requirements).

     Tamara L. Haslar is also a Director of the Company and approximately 10 hours per week will be spent on Company matters.

26.  Other Key Personnel:

  (A) Name: Donald R. Penrod, Stockholder; age 50.

         Street Address: 574 State Hwy 248, Branson, MO  65616 Telephone No.:
( 417 ) 334-6271

     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
                    Penrod  Financial  Services, Inc, President, CEO, Series
                      7,24,63,53; 1989 to Present.
                    Penrod Agency, Inc ,     President, CEO; 1988  to Present
                    Penrod & Company Registered Investment Advisor; 1987 to
                      Present.

     Education :   Waterford Township  High School  Graduated  1965
                   University of Arizona, Attended 1970,
                   Eastern Michigan University, Graduated 1975, Bachelor of
                     Science: Political Science.
                                         Minors:  Military Science & Journalism.

     Donald R. Penrod is also a Director of the Company and approximately 10 hours per week will be spent on Company matters.

 (B) Name: Perry A. Edenburn, Stockholder; age 48.

        Street Address: 574 State Hwy 248, Branson, MO  65616; Telephone No.:
( 417 ) 334-6271



     Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
               Penrod Financial Services Inc, Registered Representative, 1991 to
                 Present
               Penrod Agency, Inc, Agent, 1991 to Present.

     Education: Brown Institute of Minneapolis, Graduated 1969. Professional Courses & Testing Series 7, 63,
                         Life & Health Insurance licensing.

     Perry A. Edenburn is also a Director of the Company and approximately 10 hours per week will be spent on Company matters.

INSTRUCTION: The Term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.




                            DIRECTORS OF THE COMPANY



27. There are four (4) Directors for the company.

28. There are no outside or other Directors; all are Stockholders of the company.

29. (a) None of the Officers or Directors have ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company, other than the company.

      (b) None of the Officers or Directors have ever worked for or managed a company other than the Company in the same business or industry as the Company or in a related business or industry. See Paragraph #23 thru 26 fir business experience of the officers and directors.

     (c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. Not applicable

     (d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the company. Non applicable

     (e) The Company has no key man like insurance policies on any of its Officers, Directors or key personnel.

30. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. Not applicable

     Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

                             PRINCIPAL STOCKHOLDERS

31. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. There is no common stock issuable upon conversion of convertible securities.



                                                                  No. of Shares
                      Average           No. of Shares             After Offering if
Class of Shares       Price Per Share   Now Held      % of Total  All Securities Sold  % of Total
---------------       ---------------   --------      ----------  -------------------  ----------

COMMON

Donald Penrod           $    1.00         3,500           35%         Unchanged            Unchanged

Street Address: 574 State Hwy 248, Branson, MO  65616    (417) 334-6271   President of Penrod Financial
                                                                         and Registered Representative

Becky Penrod                1.00         3,500           35%         Unchanged            Unchanged

Street Address: 574 State Hwy 248, Branson, MO  65616    (417) 334-6271    President of Foundation Financial
                                                                             Broker, Penrod Agency

Tamara Haslar               1.00         1,000           10%         Unchanged            Unchanged
Street Address: 574 State Hwy 248, Branson, MO  65616    (417) 334-6271   Vice President, Penrod Financial
                                                                        Services, Inc. and Penrod Agency
                                                                        Inc, (Administrator, Accountant,
                                                                                Tax Preparer)

Perry Edenburn              1.00         1,000           10%         Unchanged            Unchanged
Street Address: 574 State Hwy 248, Branson, MO  65616    (417) 334-6271   Registered Representative,
                                                                        Penrod Financial Services, Inc
                                                                        Agent, Penrod Agency.

John Tindel                 1.00         1,000           10%         Unchanged            Unchanged
Street Address: 504 W. Main St, Houston, MO  65483         (417) 967-3555     Attorney


32. Number of shares beneficially owned by Officers and Directors as a group:
      Before offering:   9,000 shares ( 90 % of total outstanding)
      After offering:  a) Assuming minimum securities sold: 9000 shares (90 % of total outstanding)
                       b) Assuming maximum securities sold 9000 shares ( 90 % of
                          total outstanding)
     (Assume all options exercised and all convertible securities converted.)

            MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

33. (a) If any of the Officers, directors, key personnel or principal stockholders are related by blood or marriage, please describe. Donald R. Penrod & Becky L. Penrod are married to each other.

      (b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase, contract, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Company may make loans to any of its Officers, Directors, key personnel or 10% stockholders on the same basis as any other borrower.

34. (a) There has been no remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

      (b) If remuneration is expected to change or has been unpaid in prior years, explain: The company has elected Sub Chapter S tax paying status, therefore profits or loses of the company are attributed to the shareholders.

      (c)  There  are  no  employment   agreements   exist  or  none  are  being
contemplated.

35. (a) There are no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights.

     (b) There are no common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

     (c) Any future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

36. All key personnel are shareholders of the company.

     Note: After reviewing the above, potential investors should consider whether or not the compensation to manage and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40 the term "cash" should indicate salary, bonus, consulting fees, non-accountable expense, accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not general available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

                                   LITIGATION


37. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.

On February 22, 1993, an inquiry was received by the Company from the Missouri Commissioner of Securities requesting information regarding the sale of certain mortgage certificates previously offered by the Company. Although the company had attempted to determine from the State of Missouri whether or not the certificates were considered to be securities, the State took the position that they were securities and that registration was required. On August 2, 1993, an order to cease and desist was issued by the Commissioner, directing the Company not to sell any certificates without prior registration. This action will have no impact on the Company's business financial conditions or operations.

During the same period, the National Association of Security Dealers, Inc opened an inquiry involving Donald R. Penrod, John George Bauer Jr, Perry A. Edenburn and Penrod & Company to determine whether any of those persons who are members of the NASD, had sold unregistered securities. The Company was not a subject of this investigation. The Investigation was concluded with a Letter of Acceptance, waiver and consent executed by all the parties and the NASD. This action will have no impact on the Company's business.



                              FEDERAL TAX ASPECTS


38. The Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that no significant tax benefits will be available to investors in this offering


                             MISCELLANEOUS FACTORS


39. Describe any other material facts, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information of this Offering Circular not misleading or incomplete.
All facts and factors that are known or anticipated are covered elsewhere in this document and the prospectus.

                              FINANCIAL STATEMENT

40. Financial statements as required by Part F/S of this Offering Circular section of Form 1-A.



                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
Foundation Financial, Inc
PO Box 624
Branson,  Mo.  65615

         I have audited the accompanying balance sheet of Foundation Financial, Inc. as of December 31, 1995 and 1996 and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial condition of Foundation
Financial, Inc as of December 31, 1995 and 1996 and the results of its operations, changes in retained earnings and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                                /s/ Loren A. Moore
                                                Loren A. Moore, CPA


December 9, 1997

                              STATEMENT OF INCOME


                          CURRENT            YEAR ENDS
                          9/30/97         1996     1995
Income:
    Fees from Loan
    Servicing:            20,400         30,600   38,600

Expenses:
    Operating Fees           147            819      635
    Interest Expense on
    current 8% Loan       19,200         28,800   36,800

Net Income:                1,053            981    1,165





                            STATEMENT OF CASH FLOWS

                                         09/30/97       09/30/96

Cash Flows From Operating Activities:
      Net Income                           $1,053            793
      Increase in Accrued Interest Rec      2,550
            Net Cash Provided By
            Operating Activities            3,603            793
                                           ------         ------

Net Increase (Decrease) in Cash             3,603            793

Cash Balance at Beginning of Year           1,080          2,639
                                           ------         ------
Cash Balance at End of Year                 4,683          3,432

                                 BALANCE SHEET

                                           CURRENT           YEAR END
                                           09/30/97     1996         1995

                                     ASSETS

Current Assets
  Cash in Bank-Checking                      153           43          469
  Cash in Bank-Escrow Acct                 4,530        1,037        2,170
  Accrued Interest Receivable              2,550

      Total Current Assets                 4,683        3,630        2,639
                                       ---------    ---------    ---------
Other Assets
  Mortgage Note Receivable               360,000      360,000      360,000
  Unamortized Incorp Costs                    13           13           23

      Total Other Assets                 360,013      360,013      360,023
                                       ---------    ---------    ---------
      Total Assets                     $ 364,696      363,643      362,662
                                       =========    =========    =========



                      LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities
  Shareholder Loan Payable                             11,479       11,479

      Total Current Liabilities                        11,479       11,479
                                                    ---------    ---------

Long Term Liabilities
  Certificates of Mortgage               360,000      360,000      360,000

   Total Long Term Liabilities           360,000      360,000      360,000
                                       ---------    ---------    ---------

Share Holders Equity
  Common Stock                            10,000          500          500
  Additonal Paid In Capital                1,979
  Retain Earnings (Deficit)                (7283)      (8,336)      (9.317)

       Total Shareholder Equity            4,596       (7,836)      (8,817)
                                       ---------    ---------    ---------

      Total Liabilites and
      Shareholder Equity               $ 364,596      363,643      362,662
                                       =========    =========    =========

                           Foundation Financial, Inc

                       Notes To The Financial Statements


                        As of December 31, 1995 and 1996

Foundation Financial, Inc. was incorporated in the state of Missouri on January 1, 1993. The company is a mortgage investment company which invests in mortgage notes. It sells certificates of participation in these mortgage notes to individual investors. The investor receives an interest rate of approximately one half percent less that the rate provided by the mortgage note.



1.  Income Taxes:
     The shareholder of the company has elected S-Corporation tax status. All income or losses are passed thru to the shareholder. Therefore, the corporation has no income tax liability.

2.  Depreciation and Amortization:
     The corporation owns no real estate or other tangible property. An employee of another corporation owned by the shareholder performs all bookkeeping and clerical work for the corporation. It utilizes space provided by the shareholder's other corporation. No fee is charged Foundation Financial, Inc. for the space or services provided. The corporation had no depreciation. Amortization consists of write off of incorporation costs over a 5 year period.

3.  Retirement Plan:
     The Corporation does not maintain a retirement or profit sharing plan for employees.

4.  Litigation:
     The corporation does not have any outstanding claims, judgments, etc. nor is it involved in any pending litigation.

Due to the way the company is structured, we chose in 1993 & 1994 to take an accounting loss. This was not an actual operating loss. The 1995 & 1996 accounting records have been independently audited by Loren Moore, PO Box 70, Kimberling City, MO 65686, (417)334-3455.

+

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

41. The Company's Financial statements do not show losses from operation.

42. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operation with the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Branson is a stable market, positive impact on portfolio. Static portfolio not adverse.

43. The Company does not sell a product or products.

44. The Company has no Foreign sales.

SIGNATURES

   In accordance with the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Branson, State of Missouri.

(Registrant) Branson Foundation Capital Company, Becky L. Penrod, President
             --------------------------------------------------------------
By (Signature and Title) /s/ Becky S. Penrod
                         --------------------------------------------------

   In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature) /s/ Becky S. Penrod
            ---------------------------------------------------------------

(Title)     Becky L. Penrod, President, Chairman, and Chief Executive Officer
            -----------------------------------------------------------------

(Date)      December 12, 1997
            -----------------

(Signature) /s/ Tamara L. Haslar
            ---------------------------------------------------------------

(Title)     Tamara L. Haslar,  Chief Operating Officer, Chief Finanical Officer,
Principal Accounting Officer, Member of the Board of Directors and Shareholder.
--------------------------------------------------------------------------------

(Date)      December 12, 1997
            -----------------

(Signature) /s/ Perry A. Edenburn
            ---------------------------------------------------------------

(Title)     Perry A. Edenburn,   Member of Board of Directors and Shareholder.
            ------------------------------------------------------------------

(Date)      December 12, 1997
            -----------------

Instructions for signatures.

(1) Who must sign: the small business issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least the majority of the board of directors or persons performing similar functions. If the issuer is a limited partnership then the general partner and a majority of its board of directors if a corporation.

(2) Beneath each signature, type or print the name of each signatory. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the registration statement. See Rule 402 of Regulation C concerning manual signatures and Item 601 of Regulation S-B concerning signatures of powers of attorney.